UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES  OF  SMALL  BUSINESS  ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MCC Technologies, Inc.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)

     Nevada                                                          88-045-4570
--------------------------------------------------------------------------------
(State  or  other  jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation  or  organization)

122  Pilling  Road,
Gibsons,  British  Columbia,  Canada                                    V0N  1V3
--------------------------------------------------------------------------------
(Address  of  principal  executive  offices)                         (Zip  Code)

Issuer's  telephone  number:  (604)  922-1972

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class                  Name  of  each  exchange  on  which
     to  be  so  registered                  each  class  is  to  be  registered

     None                                    N/A

           Securities to be registered under Section 12(g) of the Act:

                         Common Shares, par value $0.001
                         -------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT
                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS

1.1     Introduction

MCC Technologies, Inc. (the "Company") is a software development company specializing in interactive voice response software and multimedia automated information software. The Company's corporate and head offices are located at 122 Pilling Road, Gibsons, British Columbia, Canada V0N 1V0. The telephone number is (604) 922-1972 and the facsimile number is (604) 886-8824.

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Herein, all references to "CDN$" refer to Canadian Dollars and all references to common shares refer to the common shares in the capital stock of the Company.

1.2     Business  Development  of  the  Company  During  Last  Three  Years

The Company was incorporated under the laws of the State of Nevada on February 26, 1998, under the name UCan Inc. On February 28, 2000, the Company changed its name to MCC Technologies, Inc. Also on February 28, 2000, by resolution of the shareholders and the Board of Directors, the Company's common shares underwent a forward split on a 100:1 basis for all shareholders of record, increasing the then issued and outstanding from 31,600 to 3,160,000. On March
27, 2000, the Company filed a Certificate of Amendment of Articles of Incorporation, increasing its authorized capital stock from 25,000 shares to 100,000,000 shares, effective February 28, 2000.

The Company has not been involved in any bankruptcy, receivership or similar proceedings, nor has it been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of its business.

1.3     Business  of  the  Company

Prior to February 28, 2000, the Company operated as a development stage company. On February 28, 2000, the Company began operations (and continues to operate) as a software company specializing in the development of interactive voice response ("IVR") software and multimedia automated information software, primarily for the public transit and utilities industries.

Under the terms of a licence and marketing agreement, dated March 1, 2000 (the "Licence Agreement"), between the Company and Peter Thompson, the Company acquired a non-exclusive licence to develop, market, sell and support multimedia automated traveller information ("ATIS") software used to provide information to users of fixed route public transit systems (such as bus, ferry and commuter rail) and of customer scheduled transit systems (including paratransit operators, taxi cab, ambulance, transportation shuttle and limousine service providers). The Company also provides multi-modal information systems in metropolitan areas. Multi-modal information systems combines the ATIS software applications with other operational data such as traffic conditions, flow monitoring and real time parking information, thereby delivering a complete "one-stop-shopping" source of traveller information.

The Company paid Mr. Thompson a cash payment of $5,000 and has agreed to pay him a royalty of 15% of the gross annual sales of the Company's ATIS software. Mr. Thompson agreed to provide the Company with the ATIS software source code and operations manuals and to actively participate in the further development and enhancement of the software and the overall operation of the business of the Company.

The  Licence  Agreement  may  be  terminated  by Mr. Thompson in the event that:

- the Company breaches the Licence Agreement, without curing such breach within 14 days of receiving written notice of such breach;

- the Company becomes insolvent, ceases to carry on business or fails to use its best endeavors to carry on business; or

- the Company purchases all of the ownership rights to the ATIS software from Mr. Thompson.

The Licence Agreement may be terminated by the Company at any time upon 14 days written notice to Mr. Thompson. A copy of the Licence Agreement is attached as an exhibit to this Registration Statement.

IVR  Software  Generally

IVR software is used by businesses and other entities that have a need to provide information to their customers on a continual basis. By implementing an IVR software system, businesses and other enterprises can use a standard telephone network to provide automated voice responses to repetitive and standard questions from their customers and/or users. IVR software can also be used in conjunction with customer service representatives, such that routine questions and requests for information are performed by the automated voice response of the IVR software system and unusual questions or requests are handled by live operators or customer service representatives.

Businesses  and  other enterprises currently implement IVR software in order to:

- increase capacity in handling routine questions and requests for information;

- decrease operating costs in providing responses to such routine questions and requests for information by reducing the amount of time required by live operators or customer service representatives; and

- improve customer service levels by providing prompt responses to such routine questions and requests for information.

Industry  Description

Interactive voice processing systems are designed to serve the needs of organizations that require an efficient, cost-effective means of delivering and communicating information, responding to standard requests or questions and completing business transactions in a timely manner. Voice processing typically utilizes a telephone system connected to an external computer which contains data and information being requested by callers. These systems use specialized computer hardware and software to store, retrieve and transmit digitized voice messages and to access information on computer databases. Using speech recognition software and touchtone or voice commands, along with a combination of passwords, account numbers and codes, callers can search for or request information from the computer's database and have information read back in voice form over the telephone. Voice processing systems have recently evolved and are now capable of providing information not only through voice messages through the telephone but also by providing information through the Internet, fax, pagers and Telecommunications Devices for the Deaf (TDD). Voice processing systems are widely used for functions such as reporting account balances, confirming schedule information, reserving appointments for various services, checking inventory, determining delivery dates for products or otherwise obtaining standard information, and range from small systems with basic features utilizing a few phone lines to larger, more complex systems with hundreds of telephone lines.

In an attempt to capture a segment of the IVR software market, telephone service/equipment suppliers and computer manufacturers have entered into the market. Telephone manufacturers have added more intelligent features to their telephone equipment to automate more complex caller requirements like voice mail and caller routing. Computer manufacturers have added telephone-based call handling and switching capabilities to permit remote connectivity and access between various telephone and computer networks. This convergence of computer and telephone technology has led to the emergence of standards which are intended to govern the design and functionality of both computer and telephone switching hardware.

The market for simple IVR software applications will likely be dominated by telephone service and equipment suppliers, who will include such simple IVR systems with their telephone equipment. More complex applications, however, will likely run on personal computing technology, which will be supplied by software vendors such as the Company.

The  Company's  Software

The Company's ATIS software technology is used in both fixed route transit applications, such as bus, ferry and commuter rail, as well as for customer scheduled trips offered by service providers including paratransit operators, taxi cab, ambulance, transportation shuttle and limousine service providers. The Company also provides multi-modal information systems in metropolitan areas. Multi-modal information systems combines the ATIS software applications with other operational data such as traffic conditions, flow monitoring and real time parking information, thereby delivering a complete "one-stop-shopping" source of traveller information.

The Company's fixed route ATIS software permits travellers seeking transportation information, such as route descriptions, stop locations, departure times and other information regarding their travel plans to access this information through the telephone, via the Internet or through other automated information technologies. The information provided is current and up-to-the-minute (real time), as the Company's ATIS software is connected directly to the scheduling database which contains the transportation provider's operating information.

The Company's ATIS software technology is designed to be compatible with and to connect to other information technologies via Internet compliant standard interfaces and open platform design. For example, where the transportation provider includes global positioning satellite based automated vehicle location information, a person seeking bus times will be advised when the bus will actually arrive at a designated stop, rather than when it is scheduled to arrive at the stop.

For customer scheduled and demand applications, the Company's ATIS software will permit a customer to schedule a trip, confirm or cancel a scheduled trip or provide notification of the arrival of the transit vehicle for the scheduled trip. All of these functions can be performed automatically over the telephone, Internet and/or fax without the need for human assistance.

The Company's ATIS software technology improves the service delivery of both fixed route and customer scheduled transportation operators by enabling operators to offer customer service 24 hours per day, 7 days per week and by automating most customer inquiries. Superior customer service is delivered to users at a fraction of the cost of human operators, one of the highest cost factors to transit operators in delivering customer service. As a result, the Company estimates that the transit operator will recover the cost of the ATIS software within six to eight months of installation through savings to the transportation operator.

The Company has created proprietary communications technology called the "iEngine" which permits simultaneous public access to transportation information via whatever medium the user selects. The media choices range from interactive media such as cellular or fixed-line telephone, the Internet, email or a kiosk to one-way (passive) media such as fax back, FM radio, TV or automated signage. The Company is in the process of building proprietary interfaces with the four major suppliers of scheduling databases in North America: Trapeze Software Group, GIRO, Multisystems Inc. and Mantech Systems Inc.

The Company intends initially to market its ATIS software to the transit, paratransit and utilities industries. However, enterprises such as brokerages, banks, airlines and retailers use similar software platforms to provide interactive voice responses for applications including stock quotes and trading, home banking, travel planning and shopping, and are potential target markets for the Company in the future.

The Company integrates state of the art innovations and advances in information and computer technology into its ATIS software applications. Its technology is designed to be "open" with respect to both its architecture, and existing and anticipated standards. The Company's software applications are compatible with virtually any DOS, Windows, OS/2 and UNIX operating system based-network, will run on most personal computers and will connect with most standard- telephone switches. This adaptability provides optimum flexibility and power to the customer and ensures compatibility with changing hardware requirements. To achieve its "open" structure, the Company has integrated the following three innovations into its software products:

Compliance  with  Telephony  Standards  such  as  TAPI  and  TSAPI

Telephony Applications Programming Interface ("TAPI") is Microsoft's application for interfacing Windows-based computer applications with telephone systems. Telephone Services Applications Programming Interface ("TSAPI") is Novell's application for interfacing telephone systems to Novell networks.

Both TAPI and TSAPI are standards which define the criterion for integrating a telephone with a personal computer within or outside of a computer network. In short, the standard describes the interconnectivity of all types of computer and telephony hardware that could be used in any of the Company's current or future software applications. The Company monitors all standards development in the computer telephony sector to keep its software products compliant with such standards. The Company's products are already compliant with TAPI and TSAPI, both of which will likely govern future IVR software systems.

Network  Connectivity

All of the Company's software applications are intranet and internet compatible and can easily plug into the existing communications capabilities of both Windows and OS/2 operating systems. Once connected to a Windows or an OS/2 based computer system, the Company's software applications can emulate the terminal of the transportation provider, thereby providing dynamic, real-time interactivity with the transportation provider's host database. Through such terminal emulation, the Company's applications offer the following advantages over those of its existing competitors:

- transactions between the Company's software and the transportation provider's host software is in real time with no additional overhead in database management; and

- no modifications are required to the existing host software as the Company's software is able to emulate any other workstation on the computer network.

JAVA  Scripting

JAVA is a software language which permits programs to be developed that will run on virtually any operating system platform including Windows, OS/2 or UNIX. JAVA software can also operate with software code written in other software languages such as "C" and "C++". Additionally, JAVA-based applications allow distributed processes to be run independently over a network, further permitting the Internet to be used as a medium to connect geographically separated components of the Company's software applications. Specifically, voice and telephone-based information can be more readily accessed from information sources located virtually anywhere in the world.

Upgrades  and  Support  of  the  Company's  IVR  Software

The Company's existing management team supports and services all of its IVR software products. If an existing customer has a support contract with the Company, it will receive any upgrades to the IVR software application running on that operating system as part of that support contract. If there is no support contract, the customer will continue to receive support for its IVR software but will be charged on a per hour basis for all repairs and custom upgrades or enhancements.

Target  Markets

The Company's target market for its IVR software is focussed primarily on the public transit and utilities industries. Public transit and utilities companies generally purchase and utilize IVR software for two reasons:

- to reduce operating costs involved in providing responses to standard questions and requests for information; and

- to improve customer service by providing such standard or routine information in a timely and efficient manner.

IVR software technology automates repetitive and standard questions and requests for information, which represent the majority of calls to public transit and utility companies. The versatility of the technology permits full integration with operators so that routine calls are handled automatically using IVR software and the more difficult calls are transferred to human operators, who are usually available during business hours.

Analysis  of  the  Company's  Target  Market

TRANSIT

The fundamental purpose of transit information lines is to match a customer's request with respect to a certain public transit route to an available bus, train, subway or other mode of transportation at or near the requested time and at the location requested by the customer or user. Most public transit companies in North America provide service along regular routes with pre-determined pick up and drop off locations and at scheduled times. The scheduled times at which a given bus, train, subway or other mode of transportation travels along a fixed route and arrives at a given stop must be accessible to people who wish to use public transit. Printed timetables containing this information are usually available; however, live operators are also employed by public transit companies to answer questions and requests for information regarding such scheduled routes and times. The provision of such schedule information forms an important part of any transit company's operations. The Company estimates that there are between 750 and 1,000 transit operators in North America.

Information with respect to the scheduled routes and times of such public transportation can be provided by a live telephone operator who answers such questions and requests for information. Maintaining and operating call centers staffed with live operators is expensive and may be replaced in whole or in part by automated services using IVR software technology. In this type of market, it is critical that the IVR software system is capable of connecting to and extracting information from a database of scheduled times and locations. If the transit company uses an automated scheduling process, the IVR software can be connected directly to the schedule database from which it can retrieve information and translate it into an automated voice response for playback over the telephone to the caller. The Company anticipates that between approximately 60% and 80% of telephone requests for schedule information can be handled by IVR software, with the remainder being routed to a live transit operator for personal assistance.

PARATRANSIT

As with public transit companies, paratransit companies match available vehicles to the travel needs of eligible passengers (most often people who are disabled) for transport from a specific location to a specific destination within a mandated service area and at specific times. To be eligible for this type of service, the person typically has special needs which prevent him/her from using the regular public transit system.

Paratransit service is significantly more expensive than service on regular public transit systems due to the costs involved with receiving requests, dispatching and scheduling service for each individual user. Due to these high operating costs, the automation capabilities provided by IVR software technology can provide an opportunity for paratransit companies to reduce such operating costs.

UTILITY  COMPANIES

Utility companies typically supply energy and water to customers in a specific geographic area. Generally, interaction between a utility and its customers occurs at the commencement and termination of service, during the billing process (including the collection of user consumption data), during service interruption and for other specific promotional purposes. Such interaction between the utility company and its customers is most often facilitated through the exchange of mail or by telephone-based communication between the customer and a live operator.

A utility company typically incurs significant operating costs associated with the interaction between its customers and its live operators. With the deregulation of public utilities in the United States, utility companies are becoming more receptive to adopting technological solutions proven to reduce these associated operating costs. The Company's IVR software technology can provide utility companies with an opportunity to reduce costs associated with customer interaction by connecting a caller directly to the utility company's information database from which information can be retrieved and translated into an automated voice response for playback to the caller. Personal assistance would remain available to a caller in the event that the information required cannot be retrieved or translated by the IVR software.

The Company is currently targeting small to medium-sized utility companies and estimates that there are over 1,000 such utility companies in the United States. Call centers staffed with live operators are not cost effective or efficient for such small and medium-sized utility companies, as a result of which, the Company is in a position to offer its IVR software technology as a cost saving alternative.

Copyrights,  Patents,  and  Trade  Secrets

The Company has developed a protection strategy comprised of the following five elements:

1. Patents: The Company is in the process of seeking patent protection under United States and Canadian laws for its unique and proprietary designs and algorithms used in its ATIS software and for its proprietary approaches to scripting, trip planning algorithm system design and database interfacing.

2. Product Licensing: All of the Company's products are sold to customers based on an end-user licence agreement which specifies the application, number of telephone lines, and the location of the products being used.

3. Copyright/Trademark Protection: The Company is currently seeking copyright and trademark protection for its ATIS software.

4. Software Encryption: The Company's product will be personalized when the products are initially set up to identify the site license holder.

5. Hardware "Key": Known as a "dongle switch", this form of protection includes an Electrical Programmable Read Only Memory (EPROM), used to automatically identify the application and licensing rights resident only on the computer of the customer who purchased the licence.

Marketing

The Company's objective is to become a recognized provider of IVR software applications used within enterprises and across telecommunications networks and the Internet. To achieve its objective, the Company intends to:

-     facilitate  the  development,  adoption  and  usage  of its ATIS software;

-     establish  the  standard  for  IVR  software  interfaces;

- leverage its relationships with other companies within the industry to deliver complete solutions; and

- develop global sales, distribution, service and support capabilities and related product offerings.

1.5     Competition

The interactive communications industry is highly competitive and the Company believes that competition will continue to intensify. The Company competes with a large number of companies which produce IVR products offering one or more of the three major voice processing applications (each with numerous features) performed by the Company's products. The Company's competitors include IBM, InterVoice/Brite, Lucent, Periphonics (Nortel), Aspect and Sytellect, all of which have emphasized sales of systems with IVR applications. In addition, the Company competes with dealers and distributors that sell the voice products of these and other competitors. It is likely that there will be new entrants into the IVR industry as few major technological barriers to entry exist.

In the fixed route transportation market, the Company's competitors include very large communications/technology companies, large automated communications companies and small private companies. IBM and Lucent are examples of the first type of competitor. The next level of competitors include Periphonics, a Nortel Networks company, Syntellect Inc. and Intervoice, Brite Inc. These companies provide automated communications systems such as telephone banking systems to the financial, health and large utilities market. The Company's closest private competitor is Teleride Inc., a subsidiary of TransTec TTI Systems of Hanover, Germany. Teleride offers a different marketing strategy to the Company in that it offers a proprietary combined scheduling and communications system to the customer. This makes Teleride a competitor rather than an ally of the other scheduler suppliers who currently dominate the transit markets.

Until very recently, there were no scheduling software vendors in the paratransit industry. As the value of the opportunities in this segment became known, the availability of scheduling products developed and there are now three major North American companies (Trapeze Software Inc., IRD/Teleride and Multisystems) offering specialized IVR software similar to that offered by the Company.

Competition for the sale of IVR software products has been based in part on the application required by the customer. In marketing its IVR software products, the Company places emphasis on the functions that its ATIS software applications can perform and the ability to expand these software systems to incorporate additional applications. The Company believes that its emphasis on openness and expandability gives it an edge over many of its competitors' products which are not as easily to customized to a user's specific needs.

Companies are often forced to consider computer systems that integrate voice, data and customer relationship systems as a means of handling customer load, increasing efficiency or providing adequate customer service to differentiate themselves from competition in their own markets. The Company offers solutions for these companies which are comprised of basic application packages and custom integration services. A number of competitors offer solutions but from different technical or market perspectives which are largely dependent on whether they have an installed base of customers or are new entrants. Some competitors are long established telephony vendors seeking to add new media types to their ability to process telephony. These include Lucent, Nortel and Aspect. Traditional computer telephone integration vendors, such as Genesys (Alcatel), are seeking to add IVR software capability to their offerings. Oracle, traditionally a database company, has shown interest in this market through an acquisition of Versatility, a contact management software company. Network component companies are also interested in the market, most notably Cisco, with its acquisitions of Webline (Internet based contact management) and SummaFour (traditional telephony switches). Start-up companies competing in this space include Interactive Intelligence, ATIO, Acuity, Cosmocom, eGain, PadNetX, eShare (Melita), and Apropos. All of these competitors define a dynamic, large and growing, but very competitive market space.

Marketing and product recognition also play a substantial competitive role in the IVR industry. Most of the Company's competitors have considerably greater financial, marketing, and sales resources than the Company. Many of these competitors have concentrated on one or two voice applications or on specific vertical markets and may enjoy advantages in selling to customers seeking only those applications or to companies in those markets. The Company believes that the other principal factors affecting competition in the interactive communications market are product applications and features, quality and reliability, customer support and service, and price. The Company believes that it competes favorably with respect to these factors.

1.6     Risk  Factors

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such forward-looking statements include any projections or estimates made by the Company and its management in connection with its business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company's current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. The Company cautions the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating the Company, its business and any investment in the Company, readers should carefully consider the following factors.

History  of  Losses

The Company has had a history of losses and expects to continue to incur losses, and may never achieve or maintain profitability. The Company has incurred losses since it began its operations as an IVR software development company, including a loss of approximately $2,352 through the year ended March 31, 2000. As of March 31, 2000, the Company has an accumulated deficit of approximately $2,152. The Company expects to have net losses and negative cash flow at least through March 31, 2002, and expects to spend significant amounts of capital to enhance its products and technologies, develop international sales and operations, and fund research and development. As a result, the Company will need to generate significant revenue to break even or achieve profitability. Even if the Company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. If the Company does not achieve and maintain profitability, the market price for its common stock may decline, perhaps substantially.

Limited  Operating  History

Due to the Company's limited operating history, there is little information upon which to base an evaluation of its business and prospects. The Company's prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. Some of these risks and uncertainties relate to the Company's ability to develop, market, sell and support its IVR software, and to attract, retain and motivate qualified personnel. The Company cannot be sure that it will be successful in addressing these risks and uncertainties, and its failure to do so could have a materially adverse effect on its financial condition and continued operations. In addition, the Company's operating results are dependent to a large degree upon factors outside the Company's control, including among other things, increased competition and the acceptance and continued use of IVR technology. There are no assurances that the Company will be successful in addressing these risks, and failure to do so may adversely affect the Company's business and financial condition.

Difficulties  Associated  With  Growth  Management

The Company may encounter difficulties in managing its growth, which could prevent it from executing its business strategy. The Company's ability to achieve its planned growth is dependent upon a number of factors including, but not limited to, its ability to hire and retain suitable employees, the adequacy of the Company's financial resources and the Company's ability to develop, market, sell and support its IVR software. The Company's anticipated growth will likely place a significant strain on its resources. To accommodate this growth, the Company must implement or upgrade a variety of operational and financial systems, procedures and controls, including the improvement of its accounting and other internal management systems. There can be no assurance that the Company will be able to achieve its anticipated goals or that it will be able to successfully manage its operations. The Company's systems, procedures and controls may not be adequate to support its future operations. If the Company fails to improve its operational, financial and management information systems, or to hire, train, motivate or manage its employees, its business may be adversely affected. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on the Company.

Acceptance  of  IVR  Software

IVR software may not achieve widespread acceptance by businesses in general, public transit and utility companies in particular or telecommunications carriers, which could limit the Company's ability to expand its business. The market for IVR software is relatively new and is rapidly evolving. The Company's ability to generate revenue in the future depends on the acceptance by both its customers and their end users of its IVR software and IVR technology in general. The adoption of IVR software could be hindered by the perceived costs of this new technology, as well as the reluctance of enterprises that have invested substantial resources in existing call centers to replace their current systems with this new technology. Accordingly, in order to achieve commercial acceptance, the Company will have to educate prospective customers, including large, established telecommunications companies, about the uses and benefits of IVR software in general and its IVR software in particular. If these efforts fail, or if IVR software does not achieve commercial acceptance, the Company's business could be harmed.

The continued and future development of the market for the Company's IVR software is also dependent upon:

- the widespread deployment of IVR applications by third parties which is driven by consumer demand for services having an IVR component;

-     the  demand  for  new  uses  and  applications  of  IVR  technology;

-     adoption  of  industry  standards  for  IVR  and related technologies; and

- continuing improvements in hardware technology that may reduce the costs of IVR software solutions.

Technological  Changes

The IVR and communications industry within which the Company operates is characterized by rapid technological change. The development of new technology by the Company's competitors may render the Company's IVR software technology obsolete. Competition in the IVR technology industry is based largely upon technological superiority. Accordingly, the success of the Company will depend upon its ability to continually enhance its current IVR software products, to develop and introduce new products that keep pace with technological developments and to address the changing needs of the marketplace. Although the Company expects to devote significant resources to research and development activities, there can be no assurance that these activities will result in the successful development of new IVR technologies and IVR software products or the enhancement of existing technologies and products. In addition, there can be no assurance that the introduction of products, services or technological developments by others will not have a materially adverse effect on the Company's operations.

Fluctuation  of  Quarterly  Results

The Company's ability to accurately forecast its quarterly sales is limited, as a result of which, the Company's quarterly operating results may fluctuate significantly. The Company expects its results will vary significantly from quarter to quarter in the future. These quarterly variations may be caused by a number of factors, including:

- delays in customer orders due to the complex nature of large telephony systems and the associated implementation projects;

- timing of product deployment and completion of project phases, particularly for large orders;

- delays in recognition of software license revenue in accordance with applicable accounting principles;

- the Company's ability to develop, introduce, ship and support new and enhanced products, such as new versions of its IVR software that respond to changing technology trends, in a timely manner, as well as its ability to manage product transitions; and

- the amount and timing of increases in expenses associated with the Company's growth.

Due to these and other factors, and because the market for IVR software is new and rapidly evolving, the Company's ability to accurately forecast its quarterly sales is limited. In addition, in the near future, most of the Company's costs will be related to personnel, facilities and research and development, which are relatively fixed in the short term. If the Company does not generate significant revenue in relation to its expenses, it may be unable to reduce its expenses quickly enough to avoid lower quarterly operating results. The Company does not know whether its business will grow rapidly enough to absorb the costs of its future employees and facilities. As a result, its quarterly operating results could fluctuate and this fluctuation could adversely affect the market price of the Company's common stock in the future.

In addition, the Company expects to experience seasonality in the sales of its products. For example, it anticipates that sales may be lower in the first quarter of each year due to patterns in the capital budgeting and purchasing cycles of the Company's current and prospective customers. The Company also expects that sales may decline during summer months, particularly in Asian and European markets. These seasonal variations in the Company's sales may lead to fluctuations in its quarterly operating results. Because the Company has limited operating results, it is difficult to evaluate the degree to which this seasonality may affect the Company's business.

Effect  of  Lengthy  Sales  and  Implementation  Cycles

The Company's products often have long sales and implementation cycles and, as a result, its quarterly operating results and its stock price may fluctuate. The sales cycles for the Company's IVR software products will likely range from three to eighteen months, depending on the size and complexity of the order and the services to be provided by the Company.

The purchase of the Company's products requires a significant expenditure by a potential customer; accordingly, the decision to purchase the Company's products typically requires significant pre-purchase evaluation. The Company may spend significant time educating and providing information to prospective customers regarding the use and benefits of its IVR software products. During this evaluation period, the Company may expend substantial sales, marketing and management resources.

After purchase, the expenditure of substantial time and resources to implement the Company's software and to integrate it with the customer's existing systems may be required. If the Company is performing significant professional services in connection with the implementation of its software, it will not recognize software revenue until after system acceptance or deployment. In cases where the contract specifies milestones or acceptance criteria, the Company may not recognize services revenue until these conditions are met. The Company may in the future experience unexpected delays in recognizing revenue. Consequently, the length of its sales and implementation cycles and the varying order amounts for its products make it difficult to predict the quarter in which revenue recognition may occur and may cause license and services revenue and operating results to vary significantly from period to period. These factors could cause the Company's stock price to be volatile or to decline.

Response  to  Rapid  Changes  in  the  IVR  Software  Market

In the event that the Company fails to respond to rapid changes in the market for IVR software, the Company may experience a loss of revenues. The IVR software industry is relatively new and rapidly evolving. The Company's success will depend substantially upon its ability to enhance its existing products and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing end-user requirements and incorporate technological advancements. If the Company is unable to develop new products and enhanced functions or technologies to adapt to these changes, or if it cannot offset a decline in revenue from existing products with sales of new products, the Company's business would likely suffer.

Among other things, commercial acceptance of the Company's products and technologies will depend on:

- the ability of the Company's products and technologies to meet and adapt to the needs of its target markets;

- the performance and price of the Company's products as compared to its competitors' products; and

- the Company's ability to deliver customer service directly and through its resellers.

Possibility  of  Software  Defects

Any software defects in the Company's products could harm its business and result in litigation. Complex software products, such as the products offered by the Company, may contain errors, defects and bugs. With the planned release of any product, the Company may discover such errors, defects and bugs and, as a result, its products may take longer than expected to develop. In addition, the Company may discover that remedies for errors or bugs may not be technologically feasible. Delivery of products with undetected production defects or reliability, quality, or compatibility problems could damage the Company's reputation. Errors, defects or bugs could also cause interruptions, delays or a cessation of sales to the Company's customers. The Company may be required to expend significant capital and other resources to remedy these types of problems. In addition, customers whose businesses are disrupted by these errors, defects and bugs may bring claims against the Company which, even if unsuccessful, would likely be time-consuming and could result in costly litigation and the payment of damages.

Dependence  on  a  Limited  Number  of  Customers

The Company anticipates that it will depend on a limited number of customer orders for a substantial portion of its revenue during any given period. Loss of, or delays in, a key order could substantially reduce the Company's revenue in any given period and harm its business. Generally, customers who make large purchases are not expected to make subsequent equally large purchases in the short term. As a result, if the Company does not acquire a major customer, if a contract is delayed, cancelled or deferred, or if an anticipated sale is not made, the Company's ability to generate revenue could be adversely affected.

International  Operations

Sales to customers outside the United States and Canada may account for a significant portion of the Company's revenues in the future, which would expose the Company to risks inherent in international operations. The Company would be subject to a variety of risks associated with conducting business internationally, any of which could have a materially adverse effect on the Company's business. These risks include:

-     difficulties  and  costs  of  staffing  and  managing  foreign operations;

- difficulties in establishing and maintaining an effective international reseller network;

- the burden of complying with a wide variety of foreign laws, particularly with respect to intellectual property and license requirements;

-     political  and  economic  instability  outside  the  United  States;

-     import  or  export  licensing  and  product  certification  requirements;

- tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries;

-     potential  adverse  tax  consequences,  including  higher  marginal rates;

-     unfavorable  fluctuations  in  currency  exchange  rates;  and

- limited ability to enforce agreements, intellectual property rights and other rights in some foreign countries.

In order to increase the Company's international sales, it must develop localized versions of its products. If the Company is unable to do so, it may be unable to increase its revenue and execute its business strategy.

The Company intends to expand its international sales, which will require the investment of significant resources to create and refine different language models for each particular language or dialect. These language models are required to create versions of the Company's products that allow end users to speak the local language or dialect and be understood and authenticated. If the Company fails to develop localized versions of its products, its ability to address international market opportunities and to develop its international business will be limited.

Industry  Standards

If the standards employed by the Company are not adopted as the standards for IVR software, businesses might not use the Company's IVR software for delivery of applications and services. The market for IVR software is new and emerging and industry standards have not yet been firmly established. The Company may not be competitive unless its products support changing industry standards. The emergence of industry standards, whether through adoption by official standards committees or widespread usage, could require costly and time consuming redesign of the Company's products. If these standards become widespread and the Company's products do not support them, its customers and potential customers may not purchase its products. Multiple standards in the marketplace could also make it difficult for the Company to insure that its products will support all applicable standards, which could in turn result in decreased sales of the Company's products.

Protection  of  Proprietary  Technology

Any inability to adequately protect the Company's proprietary technology could harm its ability to compete. Its future success and ability to compete depends in part upon its proprietary technology and its trademarks, which the Company attempts to protect with a combination of patent, copyright, trademark and trade secret laws, as well as with its confidentiality procedures and contractual provisions. These legal protections afford only limited protection and may be time-consuming and expensive to obtain and/or maintain. Further, despite the Company's efforts, it may be unable to prevent third parties from infringing upon or misappropriating its intellectual property. Although the Company intends to file U.S. and Canadian patent applications, it does not currently have any issued patents. There is no guarantee that patents will be issued with respect to its current or future patent applications. Any patents that are issued could be invalidated, circumvented or challenged. If challenged, the Company's patents might not be upheld or their claims could be narrowed. The Company's intellectual property may not be adequate to provide a competitive advantage or to prevent competitors from entering the markets for the Company's products. Additionally, the Company's competitors could independently develop non-infringing technologies that are competitive with, equivalent to, and/or superior to the Company's technology. Monitoring infringement and/or misappropriation of intellectual property can be difficult, and there is no guarantee that the company would detect any infringement or misappropriation of its proprietary rights. Even if the Company did detect infringement or misappropriation of its proprietary rights, litigation to enforce these rights could cause the Company to divert financial and other resources away from its business operations. Further, the Company licenses its products internationally, and the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States and Canada.

Infringement  by  the  Company  on  Other  Intellectual  Property

The Company's products may inadvertently infringe upon the intellectual property rights of others, and resulting claims against the Company could be costly and require that the Company enter into disadvantageous license or royalty arrangements. The software industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although the Company attempts to avoid infringing known proprietary rights of third parties, it may be subject to legal proceedings and claims for alleged infringement by of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require that the Company enter into royalty or license agreements which are not advantageous to it. In addition, parties making these claims may be able to obtain injunctions, which could prevent the Company from selling its products.

1.7     Governmental  Regulation

To the best of its knowledge, the Company is not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

1.8     Key  Employees

As at September 30, 2000, the Company's key personnel included Lael Todesco (President) and Peter Thompson (Secretary/Treasurer). Ms. Todesco and Mr. Thompson are currently the

Company's only employees. The loss of either Ms. Todesco's or Mr. Thompson's services, or the services of any future employees, for any reason may have a materially adverse effect on the prospects of the Company. There can be no assurance that the Company would be able to find a suitable replacement in the event that the services of Ms. Todesco or Mr. Thompson, or of future key employees, are lost. Furthermore, the Company does not presently maintain "key man" life insurance on the lives of its key personnel. The Company relies upon the continued service and performance of a relatively small number of key senior management personnel, and the Company's future success depends on its retention of these key employees, whose knowledge of the Company's business and technical expertise would be difficult to replace. At this time, neither of the Company's key senior management personnel are bound by employment agreements, and as a result, either of these employees could leave with little or no prior notice.

If the Company loses any of its key senior management personnel, its business may be adversely affected.
If the Company is unable to hire and retain technical, sales and marketing and operational personnel, its business could be materially adversely affected. The Company intends to hire a significant number of additional personnel, including software engineers, sales and marketing personnel and operational personnel in the future. Competition for these individuals is intense, and the Company may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm the Company's business.

1.9     "Penny  Stock"  Rules

The Company's common shares are subject to rules promulgated by the SEC relating to "penny stocks", which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Company's common shares and may affect the secondary market for the Company's common shares. These rules could also hamper the Company's ability to raise funds in the primary market for the Company's common shares.

1.10     Need  for  Additional  Financing

Based on its current operating plan, the Company anticipates that it will require funds in the amount of approximately $1,000,000 prior to September 30, 2001 in order to finance the research and development of its ATIS software as well as to finance an advertising and marketing campaign.

The Company's ability to continue in business in the future depends upon its continued ability to obtain financing. There can be no assurance that any such financing would be available upon terms and conditions acceptable to the Company, if at all. The inability to obtain additional financing in a sufficient amount when needed and upon acceptable terms and conditions could have a materially adverse effect upon the Company. Although the Company believes that it can raise financing sufficient to meet its immediate needs, it will require funds to finance its exploration and development activities in the future. There can be no assurance that such funds will be available or available on terms satisfactory to the Company. If additional funds are raised by issuing equity securities, further dilution to existing or future stockholders is likely to result. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate its development. Inadequate funding also could impair the Company's ability to compete in the marketplace and could result in its dissolution.

1.11     Volatility  of  Stock  Price

The Company's common shares are not currently publicly traded. In the future, the trading price of the Company's common shares may be subject to wide fluctuations. Trading prices of the common shares may fluctuate in response to a number of factors, many of which will be beyond the Company's control. In addition, the stock market in general, and the market for software technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. Market and industry factors may adversely affect the market price of the common shares, regardless of the Company's operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

1.12     Reports  to  Security  Holders

Under Nevada state law, the Company is not required to deliver an annual report to its shareholders but does intend to voluntarily send an annual report including its audited financial statements.

1.13     Securities  and  Exchange  Commission's  Public  Reference

Any member of the public may read and copy any materials filed by the Company with the Securities and Exchange Commission (the "SEC") at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM  2.     PLAN  OF  OPERATION

2.1     Cash  Requirements

Over the twelve month period ending September 30, 2001, the Company intends to raise up to $1,000,000 through private placements of its equity securities and/or debt financing. The Company intends to use those funds as follows:

- to continue the research and development of the Company's IVR software ($350,000);

- to begin a marketing/advertising campaign for the Company' s IVR software ($250,000);

-     to  hire  sales  personnel  to  market/sell  the  Company's  IVR  software
      ($150,000);

-     to  cover  legal/patent  application  costs  ($50,000);

-     to  cover  general  and  administrative  expenses  ($100,000);  and

-     to  cover  other  miscellaneous  general  corporate  costs  ($100,000).

2.2     Product  Research  and  Development

The Company acquired its existing technology through a licence agreement with Peter Thomson, which was sold to the Company for the sum of $5,000, and which comprises the amount of money expended by the Company on research and development with respect to IVR technology to date. The Company anticipates that it will expend approximately $350,000 on further research and development through September 30, 2001.

Research  and  Development  Activities

The Company is committed to investing in product research and development, and intends to undertake future activities, using revenue generated exclusively from sales or from contract research, and development undertaken on behalf of a certain customer. The Company intends to spend approximately 20% of its revenue on research and development activities, in order to ensure that the Company remains competitive and that investments in the Company remain protected, among other things.

Over the two years ending September 30, 2002, the Company proposes to enhance its current products as follows:

- Improved Ergonomics: Ergonomic and other improvements will be undertaken systematically as the Company gathers information from customers and from the market place generally. In the future, focus group product evaluation and on-going customer satisfaction studies will be undertaken to identify areas requiring improvement.

- Graphical Interface: All user interfaces will be redesigned for easier use and will have a look similar to "Windows" applications.

- Functionality: A new generation of commercial voice recognition products is now available for testing purposes. Over the next six months, the Company intends to acquire and test what it deems the most promising new products, and to integrate those that perform well into the Company's product line.

- Multi-media: The transit industry in particular has shown a renewed interest in multi-media based information technology. A multi-media based solution provides information stored on the same server to a number of different media simultaneously, including video kiosks, telephone and computer. Although the Company will continue to focus on voice-based applications, it will identify opportunities for entering this specialized market.

In the event that gaps in the Company's existing products are identified, the above-noted proposals will be modified as necessary.

2.4     Purchase  of  Significant  Equipment

The Company does not intend to purchase any significant equipment through September 30, 2001.

2.5     Employees

Over the twelve months ending September 30, 2001, the Company anticipates an increase in the number of employees it retains, as it intends to hire one qualified accountant, one person to perform clerical and administrative tasks, two software engineers and two sales and marketing personnel.

ITEM  3.     DESCRIPTION  OF  PROPERTY

The Company's executive and head offices are located at 122 Pilling Road, Gibsons, British Columbia. The offices are extremely small in size and are provided to the Company on a rent free basis by the Company's former President, Brian Hall.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

4.1     Beneficial  Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the common shares, except as otherwise indicated.

As of September 30, 2000, 3,160,000 common shares, par value $0.001 were issued and outstanding. The Company is authorized to issue 100,000,000 common shares, par value $0.001.

As of September 30, 2000, no person known to the Company was the beneficial owner of more than five percent (5%) of the outstanding common shares of the Company except the following:




                             NAME AND ADDRESS OF
TITLE OF CLASS                 BENEFICIAL OWNER        AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP  PERCENTAGE OF CLASS(1)

                         Brian Hall
                         122 Pilling Road
Common Shares . . . . .  Gibsons, BC, Canada  V0N 1V0                                    280,000                    8.9%
                         ----------------------------  -----------------------------------------  ----------------------
                         Peter Thompson
                         1103 Point Road
Common Shares . . . . .  Gibsons, BC, Canada  V0N 1V0                                    250,000                    7.9%
-----------------------  ----------------------------  -----------------------------------------  ----------------------
                         Steve Trotter
                         2835 Windflower Place
Common Shares . . . . .  Coquitlam, BC, Canada                                           250,000                    7.9%
-----------------------  ----------------------------  -----------------------------------------  ----------------------


(1)  Based on 3,160,000 shares outstanding as of September 30, 2000.


The following table lists, as of September 30, 2000, the number of common shares beneficially owned, and the percentage of the Company's common shares so owned, by the directors and officers of the Company.





                            NAME AND ADDRESS OF         AMOUNT AND NATURE OF  PERCENTAGE
TITLE OF CLASS                BENEFICIAL OWNER          BENEFICIAL OWNERSHIP  OF CLASS(1)
====================  ================================  ====================  ===========

                      Lael Todesco
                      793 Premier Street
Common Shares. . . .  North Vancouver, BC, Canada                    120,000         3.8%
                      --------------------------------  --------------------  -----------
                      Peter Thompson
                      1103 Point Road
Common Shares  . . .  Gibsons, BC, Canada V0N 1V0                    250,000         7.9%
                      --------------------------------  --------------------  -----------
Common Shares. . . .  Directors and Officer as a group               370,000        11.7%
====================  ================================  ====================  ===========

(1)     Based  on  3,160,000  shares  outstanding  as  of September 30, 2000 and, as to a specific  person, shares issuable pursuant to the conversion or exercise, as the case may be, of currently exercisable or convertible debentures, share purchase warrants and stock options.

4.2     Changes  in  Control
The Company is unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change of control of the Company.

ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

The following table and text sets forth the names and ages of the Company's directors, executive officers and significant employees as of September 30, 2000. The present directors will serve until the next Annual General Meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Also provided is a brief description of the business experience of the directors, executive officers and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act of 1934.

5.1     Directors,  executive  officers  and  other  significant  employees:




                     POSITION HELD WITH THE                          DATE FIRST ELECTED
NAME                        COMPANY                      AGE            OR APPOINTED

Lael Todesco .  President and Director                            38  February 28, 2000
                --------------------------------  ------------------  -----------------
Peter Thompson  Secretary/Treasurer and Director                  52  February 26, 1998
--------------  --------------------------------  ------------------  -----------------

Lael  Todesco

In addition to her duties as the President of the Company, Ms. Todesco acts as executive in charge of operations of Consolidated Envirowaste Industries Ltd., a publicly traded Canadian company whose common shares trade on the Canadian Venture Exchange. She is also currently a director of Consolidated Envirowaste Industries Ltd. Ms. Todesco has developed and implemented multi-media strategies for several publicly traded companies. She has gained expertise in the areas of strategic management, leadership and corporate strategy development, and has diversified the Company's focus in the communications and hi-tech IVR technology sectors.

Peter  Thompson

In addition to his responsibilities with the Company, Mr. Thompson is also a director of the British Columbia Institute of Technology, a position he has held since 1989. Between March, 1982 and June, 1989, he was employed as the Vice-President, Corporate and Industry Relations at the British Columbia Discovery Foundation, a British Columbia government institution dedicated to advancing British Columbia's technology industry. Mr. Thompson obtained a Bachelor of Commerce specializing in marketing from the University of British Columbia.

There are no arrangements or understandings between any of the Company's directors or executive officers, pursuant to which either was selected to be a director or executive officer, nor are there any family relationships among any of the Company's directors and officers.

The Company's directors, executive officers and control persons have not been involved in any of the following events during the past five years:

1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4. being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM  6.     EXECUTIVE  COMPENSATION

The Company's chief executive officer did not receive any cash or other compensation during the year ended March 31, 2000.

There were no grants of stock options or stock appreciation rights made during the fiscal year ended March 31, 2000 to the Company's executive officers and directors. There were no stock options outstanding as at March 31, 2000. To date, the Company has not granted stock options to any of its employees, consultants, directors or executive officers.

The Company has no formal plan for compensating its directors for their service in their capacity as directors although such directors are expected to receive in the future stock options to purchase common shares as awarded by the Board of Directors or (as to future stock options) a Compensation Committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

There are no management agreements with the Company's directors or executive officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by the executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

There are no arrangements or plans in which the Company provides pension, retirement or similar benefits for directors or executive officers. The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's directors or executive officers, except that stock options may be granted at the discretion of the Board of Directors or a committee thereof.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

With the exception of the Licence Agreement, there have been no transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

Pursuant to the Licence Agreement, the Company acquired a non-exclusive licence to develop, market, sell and support IVR software from Peter Thompson, a director and the Secretary/Treasurer of the Company. The Company paid Mr. Thompson $5,000 cash and agreed to pay him a royalty of 15% of the gross annual sales of the Company's IVR software. See Item 1.3 Business of the Company for further details.

ITEM  8.     DESCRIPTION  OF  SECURITIES

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common shares are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company's articles and by-laws do not contain any provisions that would delay, defer or prevent a change in control of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for the Company's common shares in the United States or elsewhere.

The Company's common shares are issued in registered form. Interwest Transfer Co. Inc., Suite 100, 1981 East 4800 South, Salt Lake City, Utah 84117 (Telephone: (801) 272-9294;

Facsimile: (801) 277-3147) is the registrar and transfer agent for the Company's common shares.

On September 30, 2000, the shareholders' list for the Company's common shares showed 37 registered shareholders and 3,160,000 shares outstanding. The Company has researched indirect holdings registered to the various depository institutions and stock brokerage firms, and estimates that there no additional beneficial shareholders beyond the 37 registered shareholders as of September 30, 2000.

There are no outstanding options or warrants to purchase, or securities convertible into, common shares of the Company. All of the Company's issued and outstanding shares could be sold pursuant to Rule 144 of the Securities Act of 1933.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. Although there are no restrictions that limit the ability to pay dividends on the Company's common shares, the intention of the Company is to retain future earnings for use in its operations and the expansion of its business.

ITEM  2.     LEGAL  PROCEEDINGS

The Company knows of no material, active or pending legal proceedings against it, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any director, officer of affiliate of the Company, or any registered or beneficial shareholder is an adverse party or has a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not  applicable.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

In the past three years, the Company has sold the following common shares without registering such common shares under the Securities Act of 1933:

On March 3, 1998, the Company issued a total of 31,600 common shares at a price of $0.25 per common share, for total cash consideration of $7,900 to the following people, relying on sections 4(2) and 3(b) of the Securities Act of 1933, as amended. The price per share was established arbitrarily by the Company's Board of Directors. The transaction was private in nature and the Company had reasonable grounds to believe that the investors were capable of evaluating the merits and risk of their investment and acquired the shares for investment purposes. Each of the following people was a close friend or business associate of the directors of the Company, and had access to all of the Company's records and documents. In addition, each person had an opportunity to ask questions and receive answers from the Company's management.




  NUMBER OF
COMMON SHARES  NAME                 CONSIDERATION
        2,800    Lael Todesco. . .  $          700
               -------------------  --------------
        2,800    Brian Hall. . . .  $          700
               -------------------  --------------
        2,500    Peter Thompson. .  $          625
               -------------------  --------------
        1,200    Neil Abbey. . . .  $          300
               -------------------  --------------
          400    Anne Abbey. . . .  $          100
               -------------------  --------------
          400    Cynthia Abbey . .  $          100
               -------------------  --------------
          400    Melvin Abbey. . .  $          100
               -------------------  --------------
          400    Constance Fischer  $          100
               -------------------  --------------
          600    Kerry Frankham. .  $          150
               -------------------  --------------
          600    Kevin Frankham. .  $          150
               -------------------  --------------
          600    Peter Frankham. .  $          150
               -------------------  --------------
          600    Mary Hall . . . .  $          150
               -------------------  --------------
          400    Clinton Hussey. .  $          100
               -------------------  --------------
          600    Pamela Jakes. . .  $          150
               -------------------  --------------
          600    Jerry Jakes . . .  $          150
               -------------------  --------------
          400    Phillip Kukkonen.  $          100
               -------------------  --------------
          600    Norman Paterson .  $          150
               -------------------  --------------
          600    Charles Paterson.  $          150
               -------------------  --------------
          600    Barbara Paterson.  $          150
               -------------------  --------------
          400    Susan Santage . .  $          100
               -------------------  --------------
          400    Tyler Todesco . .  $          100
               -------------------  --------------
          400    Helen Thompson. .  $          100
               -------------------  --------------


         1200    Barry Williams. .  $          300
               -------------------  --------------
          400    Caroline Williams  $          100
               -------------------  --------------
         1200    Joanne Yan. . . .  $          300
               -------------------  --------------
          400    Li Ying Yan . . .  $          100
               -------------------  --------------
         1200    Ian Stuart. . . .  $          300
               -------------------  --------------
         1200    Jamie Goodheart .  $          300
               -------------------  --------------
          400    Jim Goodheart . .  $          100
               -------------------  --------------
          400    Marilyn Goodheart  $          100
               -------------------  --------------
         1200    Riz Alikhan . . .  $          300
               -------------------  --------------
          400    Jeff Trotter. . .  $          100
               -------------------  --------------
          400    Ryan Trotter. . .  $          100
               -------------------  --------------
         1200    Mike Armstrong. .  $          300
               -------------------  --------------
          600    Tim Folkman . . .  $          150
               -------------------  --------------
        2,500    Steve Trotter . .  $          625
               -------------------  --------------
          600    Derrick Walker. .  $          150
-------------  -------------------  --------------

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

The Company's Articles provide that no director or officer shall be personally liable to the Company or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer provided however that the foregoing provision shall not eliminate or limit the liability of a director or officer (i) for acts or omission which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of dividends in violation of section 78.300 of the Nevada Revised Statutes.

The Company's Bylaws provide that, subject to the provisions of the general corporation law of the State of Nevada, any person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because he or a person whom he legally represents is or was a director or officer of the Company, or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, will be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him in connection with his acting in any such positions. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as such costs are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director and/or officer is not entitled to be indemnified by the Company. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the bylaws.

12.1     Indemnification  under  the  Nevada  Revised  Statutes

The  general  corporation  law  of  State  of  Nevada  provides  that:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favour by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Any discretionary indemnification under the above provisions unless ordered by a court or advanced pursuant to section 2 above, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(a)     by  the  stockholders;

(b) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(c) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the general corporation law of the State of Nevada:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court or for the advancement of expenses, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                            PART FINANCIAL STATEMENTS

The Company's financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The financial statements are attached hereto and found immediately following the text of this Registration Statement. The Independent Auditor's Report of Weinberg & Company, P.A. for the audited financial statements for the years ended March 31, 2000 and March 31, 1999 is included herein immediately preceding the audited financial statements.

Audited  Financial  Statements  by  Weinberg  &  Company,  P.A.:

     Independent  Auditor's  Report,  dated  September  15,  2000.

     Balance  Sheets  at  March  31,  2000  and  1999.

     Statement of Changes in Stockholders' Equity for the period from Inception (February 26, 1998) to March 31, 2000.

     Statements of Operations for the years ended March 31, 2000 and 1999, and for the period from Inception (February 26, 1998) to March 31, 2000.

     Statements of Cash Flows for the years ended March 31, 2000 and 1999, and for the period from Inception (February 26, 1998) to March 31, 2000.

     Notes  to  the  Financial  Statements.

Unaudited  Interim  Financial  Statements  and  Financial  Statement  Schedules:

     Balance  Sheet  at  June  30,  2000

     Statements of Operations and Accumulated Deficit for the Three Months ended June 30, 2000

     Statement  of  Cash  Flows  for  the  Three  Months  ended  June  30,  2000

     Statement of Changes in Stockholders' Equity for the Three Months ended June 30, 2000

     Notes  to  Interim  Financial  Statements

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS

Financial  Statements  Filed  as  Part  of  the  Registration  Statement

See  "Part  Financial  Statements".

Exhibits  Required  by  Item  601  of  Regulation  S-B

Exhibit     Description
Number

(2)     Charter  and  By-laws:

        2.1     Articles  of  Incorporation  effective  February  26,  1998.

        2.2     By-Laws  effective  February  26,  1998.

        2.3     Corporate  Charter,  dated  March  6,  1998.

        2.4     Certificate  of  Reinstatement,  dated  February  28,  2000.

        2.5 Certificate of Amendment of Articles of Incorporation, filed March 27, 2000.

(6)     Material  Contracts

        6.1 License Agreement between Peter Thomson and MCC Technologies, Inc., dated March 1, 2000

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MCC  TECHNOLOGIES,  INC.

Date:  October 3,  2000

By:

/s/ Lael Todesco
Lael  Todesco,  President/Director

By:

/s/ Peter Thompson
Peter  Thompson,  Secretary/Treasurer/Director

                             MCC TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                          AS OF MARCH 31, 2000 AND 1999

                             MCC TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)


                                    CONTENTS


PAGE   1     INDEPENDENT  AUDITORS'  REPORT

PAGE   2     BALANCE  SHEETS  AS  OF  MARCH  31,  2000  AND  1999

PAGE   3     STATEMENTS  OF  OPERATIONS FOR THE YEARS ENDED MARCH 31, 2000 AND
             1999  AND  FOR  THE  PERIOD FROM FEBRUARY 26, 1998 (INCEPTION) TO
             MARCH 31, 2000

PAGE   4     STATEMENT  OF  CHANGES  OF STOCKHOLDERS' EQUITY FROM FEBRUARY 26,
             1998  (INCEPTION)  TO  MARCH  31,  2000

PAGE   5     STATEMENTS  OF  CASH  FLOW FOR THE YEARS ENDED MARCH 31, 2000 AND
             1999  AND  FOR  THE  PERIOD FROM FEBRUARY 26, 1998 (INCEPTION) TO
             MARCH 31, 2000

PAGE   6-9   NOTES  TO  FINANCIAL  STATEMENTS

                         INDEPENDENT ACCOUNTANTS' REPORT
                         -------------------------------


To  the  Board  of  Directors  of:
     MCC  Technologies,  Inc.
     (a  development  stage  company)

We have audited the accompanying balance sheets of MCC Technologies, Inc. (a development stage company) as of March 31, 2000 and 1999 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended and for the period from February 26, 1998 (inception) to March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCC Technologies, Inc. as of March 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended and for the period from February 26, 1998 (inception) to March 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's recurring losses from operations, and lack of revenue raise substantial doubt about its ability to continue as a going concern. Management's Plan in regards to these matters is also described in
Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


WEINBERG  &  COMPANY,  P.A.

Boca  Raton,  FL
September  15,  2000

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
AS OF MARCH 31, 2000 AND 1999




                                                                                                          2000     1999
                                                                                                        --------  -------
                                                    ASSETS
------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 6,730   $7,500
Total Current Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,730    7,500
                                                                                                        --------  -------

OTHER ASSETS
License agreement. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,000        -
Total Other Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,000        -
                                                                                                        --------  -------

TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $11,730   $7,500
------------------------------------------------------------------------------------------------------  ========  =======

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   750   $  200
Due to stockholder . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,832        -
Total Current Liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,582      200
                                                                                                        --------  -------

TOTAL LIABILITIES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,582      200
                                                                                                        --------  -------

STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, 100,000,000 shares authorized, 3,000,000 shares issued and outstanding    3,000    3,000
Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,500    4,500
Accumulated deficit during development stage . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (2,352)    (200)
Total Stockholders' Equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,148    7,300
                                                                                                        --------  -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $11,730   $7,500
------------------------------------------------------------------------------------------------------  ========  =======


See accompanying notes to financial statements.

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS




                                                                                  For the Period From
                                            For the Year         For the Year      February 26, 1998
                                                Ended               Ended           (Inception) to
                                           March 31, 2000       March 31, 1999      March 31, 2000
                                        ---------------------  ----------------  -------------------
REVENUES . . . . . . . . . . . . . . .  $                  -   $             -   $                -
                                        ---------------------  ----------------  -------------------

OPERATING EXPENSES
Filing fees. . . . . . . . . . . . . .                   632               100                  832
Professional fees. . . . . . . . . . .                 1,520                 -                1,520
Total Operating Expenses . . . . . . .                 2,152               100                2,352
                                        ---------------------  ----------------  -------------------

NET LOSS . . . . . . . . . . . . . . .  $             (2,152)  $          (100)  $           (2,352)
--------------------------------------  =====================  ================  ===================

Net loss per share - basic and diluted  $                  -   $             -   $                -
                                        =====================  ================  ===================

Weighted average number of shares
  outstanding - basic and diluted. . .             3,000,000         3,000,000            3,000,000
                                        =====================  ================  ===================



See accompanying notes to financial statements.

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' EQUITY
FROM FEBRUARY 28, 1998 (INCEPTION) TO MARCH 31, 2000




                                                     ADDITIONAL
                                                       PAID-IN     ACCUMULATED
                                 COMMON STOCK          CAPITAL       DEFICIT       TOTAL
                            SHARES        AMOUNT

Stock issued for cash .     3,000,000  $      3,000  $  4,500        $     -       7,500

Net loss, 1998. . . . .             -             -         -           (100)       (100)
                         ------------  ------------  --------        --------    --------

Balance, March 31, 1998     3,000,000         3,000     4,500           (100)      7,400

Net loss, 1999. . . . .             -             -         -           (100)       (100)
                         ------------  ------------  --------        --------    --------

Balance, March 31, 1999     3,000,000         3,000     4,500           (200)      7,300

Net loss, 2000. . . . .             -             -         -         (2,152)     (2,152)
                         ------------  ------------  --------        --------    --------

BALANCE, MARCH 31, 2000     3,000,000  $      3,000  $  4,500        $(2,352)    $ 5,148
-----------------------  ============  ============  ========        ========    ========


See accompanying notes to financial statements.

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS




                                                                                         For the period from
                                                                                           February 26, 1998
                                               For the year ended     For the year ended      (inception) to
                                                 March 31, 2000         March 31, 1999        March 31, 2000
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net Loss . . . . . . . . . . . . . . . . . .  $             (2,152)  $              (100)  $        (2,352)
Changes in Operating Assets and Liabilities:
Increase in accounts payable . . . . . . . .                   550                   100               750
                                              ---------------------  --------------------  ----------------
Net Cash Used In Operating Activities. . . .                (1,602)                    -            (1,602)
                                              ---------------------  --------------------  ----------------

CASH FLOWS FROM INVESTING
  ACTIVITIES . . . . . . . . . . . . . . . .                     -                     -                 -
                                              ---------------------  --------------------  ----------------


CASH FLOWS FROM FINANCING
  ACTIVITIES:
Common stock . . . . . . . . . . . . . . . .                     -                     -             7,500
Due to stockholder . . . . . . . . . . . . .                   832                     -               832
                                              ---------------------  --------------------  ----------------
Net Cash Provided By Financing Activities. .                   832                     -             8,332


INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS . . . . . . . . . . . . .                  (770)                    -             6,730

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD . . . . . . . . . . .                 7,500                 7,500                 -
                                              ---------------------  --------------------  ----------------

CASH AND CASH EQUIVALENTS - END OF
--------------------------------------------
  PERIOD . . . . . . . . . . . . . . . . . .  $              6,730   $             7,500   $         6,730
--------------------------------------------  =====================  ====================  ================

NON CASH INVESTING AND FINANCING
   ACTIVITIES:
The Company entered into a license
agreement with a stockholder for a one time
fee payable subsequent to March 31, 2000 . .  $              5,000   $                 -   $         5,000
                                              =====================  ====================  ================


See accompanying notes to financial statements.

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2000

NOTE  1     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  AND  ORGANIZATION

           (A)ORGANIZATION

MCC Technologies, Inc., formerly named UCAN, Inc., ("the Company") was incorporated in the state of Nevada on February 26, 1998, and is in the development stage. The Company specializes in software used in interactive voice response (IVR) systems, targeted at public transit, public paratransit and public utilities.

Activities during the development stage included raising capital, implementing its business plan and developing its technology.

           (B)  USE  OF  ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

           (C)  CASH  AND  CASH  EQUIVALENTS

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

           (D)  SOFTWARE  LICENSE  AGREEMENT

The Software License Agreement is stated at cost and will be amortized over an estimated economic useful life of three years. As of March 31, 2000, the software has not been placed in service and no amortization expense has been recorded.

           (E)  FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosures of information about the

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 20O00

fair value of certain financial instruments for which it is practicable to estimate the value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. The carrying amounts of the Company's accounts payable and stockholder loans payable approximates fair value due to the relatively short period to maturity for these instruments.

           (F)  INCOME  TAXES

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense (benefit) for the years ended March 31, 2000 and 1999 because the Company's operations were not material during these years.

           (G)  LOSS  PER  SHARE

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, "Earnings Per Share". There were no common stock equivalents at March 31, 2000 and 1999.

           (H)  BUSINESS  SEGMENTS

The  Company  applies  Statement  of  Financial  Accounting  Standards  No.  131
"Disclosures about Segments of an Enterprise and Related Information". The Company operates in one segment and therefore segment information is not presented.

MCC TECHNOLOGIES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2000


NOTE  2     LICENSE  AGREEMENT

On March 1, 2000 the Company entered into a software licensing agreement with A shareholder whereby it was granted the non exclusive right to market within Continental North America, IVR computer software. The licensor will receive 15% of gross annual sales of the product, which is the technology and intellectual property necessary to promote, market, sell and supply the computer software. The agreement may be terminated by the Company at any time after a 14 day notice period. The agreement may be terminated by the licensor under certain conditions as stated in the license agreement. (See note 5)

NOTE  3     DUE  TO  STOCKHOLDER

A stockholder has paid expenses on behalf of the Company. These amounts are due on demand. (See note 5)

NOTE  4     EQUITY

During  1998  the  Company  issued  3,000,000  common shares for cash of $7,500.
On February 28, 2000 the Company approved a forward split of 100 for 1 of the issued and outstanding shares. At the same time the Articles of Incorporation were amended to increase the authorized capital stock to 100,000,000 shares with a par value of $.001. These financial statements give retroactive affect to the stock split from date of inception.

NOTE  5     RELATED  PARTIES

The Company has a license agreement with a stockholder whereby royalties are paid based on product sales. The Company will pay the stockholder a one time license fee of $5,000 subsequent to March 31, 2000. A stockholder has paid $832 in expenses on behalf of the Company during the year ended March 31, 2000. These amounts are included in the due to stockholder balance at March 31, 2000.

NOTE  6     GOING  CONCERN

As reflected in the accompanying financial statements, the Company's recurring losses, and lack of revenue raise substantial doubt about its ability to continue as a going concern. The Company has not generated any revenues as of the date of the accompanying audit report. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

DISCLOSURE

TO:  THE SHAREHOLDERS OF
     MCC TECHNOLOGIES, INC. (the "Company")

It is the opinion of the management of the Company that the interim financial statements for the period ended June 30, 2000 and June 30, 1999 include all adjustments necessary in order to ensure that the financial statements are not misleading.

Gibsons, British Columbia
September 27, 2000

/s/ Lael Todesco
Director of the Company



MCC TECHNOLOGIES, Inc.
(A Development Stage Company)
INTERIM BALANCE SHEET
(Unaudited)
June 30, 2000
(Expressed in U.S. dollars)

                                                    June 30    March 31
                                                     2000        2000
ASSETS

Current
Cash in bank or on hand . . . . . . . . . . . . .  $  4,065   $   6,730

Other
Licence agreement . . . . . . . . . . . . . . . .     5,000       5,000

TOTAL ASSETS. . . . . . . . . . . . . . . . . . .  $  9,065   $  11,730


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable. . . . . . . . . . . . . . . . .  $    750   $     750
Shareholder loan, without interest or stated
 terms of repayment . . . . . . . . . . . . . . .    23,964       5,832
                                                     24,714       6,582

Stockholders' Equity
Common stock
 100,000,000  Common shares authorized with
   $.001 par value
 3,000,000  Shares issued and outstanding . . . .     3,000       3,000
Additional paid in capital. . . . . . . . . . . .     4,500       4,500
                                                      7,500       7,500

Deficit accumulated during the development stage.   (21,529)       (732)

                                                    (14,029)      6,768

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY. . . .  $ 10,685   $  13,350


The accompanying notes are in integral part of the financial statements.



MCC TECHNOLOGIES, INC.
(A Development Stage Company)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(Unaudited)
For the Period From Inception (February 26, 1998 to June 30, 2000)
(Expressed in U.S. dollars)




                                                                                                 Additional
                                                                                                   Paid-in     Accumulated
                                                                          Common Stock             Capital     Deficit
                                                                       Shares        Amount
Balance, February 26, 1998
 (Date of inception) . . . . . . . . . . . . . . . . . . . . . . .             -  $          -  $      -      $      -

Issuance of stock at $.0025
 per share for cash. . . . . . . . . . . . . . . . . . . . . . . .     3,000,000         3,000     4,500             -

Net loss for the year. . . . . . . . . . . . . . . . . . . . . . .             -             -         -             -

Balance, March 31, 1998. . . . . . . . . . . . . . . . . . . . . .     3,000,000         3,000     4,500             -

Net loss for the year. . . . . . . . . . . . . . . . . . . . . . .             -             -         -          (100)

Balance, March 31, 1999. . . . . . . . . . . . . . . . . . . . . .     3,000,000         3,000     4,500          (100)

Net loss for the year. . . . . . . . . . . . . . . . . . . . . . .             -             -         -          (632)

Balance, March 31, 2000. . . . . . . . . . . . . . . . . . . . . .     3,000,000         3,000     4,500          (732)

Net loss for the quarter . . . . . . . . . . . . . . . . . . . . .             -             -         -       (20,797)

Balance, June 30, 2000 . . . . . . . . . . . . . . . . . . . . . .     3,000,000  $      3,000  $  4,500      $(21,529)





The accompanying notes are an integral part of the financial statements.



MCC TECHNOLOGIES, INC.
(A Development Stage Company)
INTERIM STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
(Unaudited)
For the Period From Inception (February 26, 1998 to June 30, 2000)
and For the Period Ended June 30, 2000 and the Years Ended March 31, 1999 and 2000
(Expressed in U.S. dollars)



                                                                                       3 Months    3 Months      Accumulated
                                                                                         Ended       Ended       Feb 26, 1998
                                                                                        June 30     June 30          To
                                                                                         2000         1999      June 30, 2000
Revenue . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $         -  $           -  $          -

Expenses
Filing fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          500            632         1,232
Software development. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       18,132
Professional fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        2,165                        2,165

Net Loss. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       20,797            632         3,397

Accumulated Deficit,
Beginning of Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          832            200             -

Accumulated Deficit
End of Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    21,629  $         832    $    3,397


Net Loss Per Common Share . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $    0.0007  $      0.0000    $    0.0001

Weighted Average Number of
Common Shares Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   30,000,000     30,000,000      30,000,000



The accompanying notes are an integral part of the financial statements.



MCC TECHNOLOGIES, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)
For the Period From Inception (February 26, 1998 To June 30, 2000)
and For the Period Ended June 30, 2000 and the Years Ended March 31, 1999 and 2000
(Expressed in U.S. dollars)



                                                                                      3 Months    3 Months       Accumulated
Ended                                                                                  Ended       Ended         Feb 26, 1998
June 30                                                                               March 31    March 31       To
                                                                                        2000         2000        June 30, 2000
Cash Flows to Operating Activities
Net loss for the period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ (20,797)  $        (632)  $       (3,397)
Non-cash working capital items. . . . . . . . . . . . . . . . . . . . . . . . . . .     18,132                           24,714

                                                                                        (2,665)           (632)          21,317

Cash Flows from Investing Activities
Licence agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -                           (5,000)

Cash Flows from Financing Activities
Common Stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -               -            7,120

Net Change In Cash. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (2,665)           (632)          23,437

Cash, Beginning of Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      6,878           7,500                -

Cash, End of Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   4,213   $       6,878   $       23,437



The accompanying notes are an integral part of the financial statements.

                                                           MCC TECHNOLOGIES INC.
                                                   (A Development Stage Company)
                                       NOTES TO THE INTERIM FINANCIAL STATEMENTS
                                                                     (Unaudited)
                                                                   June 30, 2000



1.     Development  Stage  Company

MCC Technologies, Inc. herein "the Company" was incorporated on February 26, 1998 pursuant to the laws of the State of Nevada.

The Company is a development stage company specializing in software development in interactive voice response (IVR) technology, targeted at public transit, public paratransit and public utilities.

In a development stage company, management devotes most of its activities to establishing a new business. Planned principal activities have not yet produced significant revenue. The ability of the Company to emerge from the development stage with respect to its planned principal business activity is dependent upon its successful efforts to raise additional equity financing and to develop and market its technology.

2.     Summary  of  Significant  Accounting  Policies

(a)     Year  end

The  Company's  fiscal  year  end  is  March  31.

(b)     Use  of  estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenditures during the period. Actual results may differ from those estimates.

(c)     Financial  instruments

The Company's financial instruments consist of cash which approximates carrying value.

(d)     Foreign  Exchange

All of the Company's transactions have been in U.S. currency. The Company's anticipated market is the US. Therefore, the Company's exposure to foreign currency exchange risks is currently considered minimal.

(e)     Income  Taxes

Since the Company is in its development stage and has no income, no income tax expense is reported on the financial statements.

                                                           MCC TECHNOLOGIES INC.
                                                   (A Development Stage Company)
                                       NOTES TO THE INTERIM FINANCIAL STATEMENTS
                                                                     (Unaudited)
                                                                   June 30, 2000



3.     Common  Stock  Transactions

The Company was incorporated with authorized capital of 25,000 shares of common stock, no par value. On March 3, 1998 the Company issued 30,000 shares for cash.

On February 28, 2000 the Company approved a forward split of 100 for 1 of the issued and outstanding shares. At the same time the Articles of Incorporation were amended to increase the authorized capital stock to 100,000,000 shares with a par value of $.001. These financial statements give retroactive affect to the stock split from date of inception.

4.     Licence  Agreement  and  related  party  transaction

On March 1, 2000 the Company entered into a software licencing agreement with a shareholder whereby it was granted the non exclusive right to market within Continental North America, IVR computer software. The Licensor will receive 15% of gross annual sales of the product, which is the technology and intellectual property necessary to promote, market, sell and supply the computer software. The agreement may be terminated by the Company at any time after a 14 day notice period. The agreement may be terminated by the Licensor under certain conditions as stated in the licence agreement.